FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X    Form 40-F
                                        ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No  X
                                               ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

                  Set forth herein as Exhibit 1 is a copy of Share Statement No. 18 - 2004 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on December 10, 2004.

Exhibit 1

[OBJECT OMITTED]

SHARE STATEMENT No. 18 - 2004


10 December 2004


Please below find the total shareholdings of all insiders and related parties, including the shareholding of the entire Board of Directors (including related parties) and the entire Executive Board of Directors (including related parties) pursuant to the Danish Securities Trading Act.



     Securities code              Holding                       Market value
      DK0010281468                (number)                          (DKK)
                           As at 8 December 2004           As at 8 December 2004
--------------------------------------------------------------------------------
Board of Directors                 19,698                           4,574,466.54
(incl. related parties)

Executive Board of Directors        9,296                           2,158,810.08
(incl. related parties)

All (incl. related parties)     2,339,380                         543,274,217.40


A/S Dampskibsselskabet TORM
Contact person:   Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               A/S STEAMSHIP COMPANY TORM
                                               (registrant)



Dated: December 15, 2004
                                               By: /s/ Klaus Nyborg
                                                   -----------------------------
                                                   Klaus Nyborg
                                                   Chief Financial Officer


03810.0001 #534405